OMB APPROVAL

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                     (Amendment No. _______)


                   Royal Caribbean Cruises Ltd.
                         (Name of issuer)


             Common Stock, par value $0.01 per share
                  (Title of class of securities)


                            000V7780T1
                          (CUSIP Number)

        Robert N. Cowen, Overseas Shipholding Group, Inc.,
      1114 Avenue of the Americas, New York, New York 10036
                          (212) 869-1222

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          July 28, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         SCHEDULE 13D
CUSIP No. 000V7780T1

1    NAME OF REPORTING PERSONS
     Overseas Shipholding Group, Inc.

2    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-2637623
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF       7   SOLE VOTING POWER           3,781,055
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER           -0-
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER       3,781,055
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER      -0-
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,781,055

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%

14   TYPE OF REPORTING PERSON*
     CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
           THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP No. 00V7780T1

1    NAME OF REPORTING PERSONS
     Overseas Cruiseship, Inc.

2    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     13-2637623
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

     NUMBER OF       7   SOLE VOTING POWER             -0-
     SHARES
     BENEFICIALLY    8   SHARED VOTING POWER        3,649,655
     OWNED BY
     EACH            9   SOLE DISPOSITIVE POWER         -0-
     REPORTING
     PERSON         10   SHARED DISPOSITIVE POWER   3,649,655
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,649,655

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%

14   TYPE OF REPORTING PERSON*
     CO

Item 1.   Security and Issuer
The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Royal Caribbean Cruises Ltd. (the "Issuer" or "RCCL"). The principal executive offices of the Issuer are located at 1050 Caribbean Way, Miami, Florida 33132.

Item 2.   Identity and Background
This statement is being filed by Overseas Shipholding Group, Inc. ("OSG") and Overseas Cruiseship, Inc. ("OCI") (individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to 3,649,655 shares of Common Stock (the "Shares") issued to OCI in connection with the sale of OCI's 49% interest in Celebrity Cruise Lines, Inc. ("Celebrity") to Issuer.

OSG is a Delaware corporation engaged in the bulk shipping business. Its principal executive office is at 1114 Avenue of the Americas, New York, New York 10036. OCI, a wholly owned subsidiary of OSG, is a Cayman Islands corporation engaged solely in the holding of shares in Celebrity (and now RCCL). The principal office of OCI is located at P.O. Box 190, George Town, Cayman Islands.

Information as to each executive officer and director of each of OSG and OCI is set forth in Schedule A hereto and is incorporated herein by reference. During the last five years, neither the Reporting Persons nor, to the knowledge of either Reporting Person, any person named on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) except for the proceeding described in
Exhibit 7.4 involving two directors; nor has either Reporting Person, or to the knowledge of either Reporting Person, any person named in Schedule A hereto, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Shares were acquired as partial consideration for the sale by OCI to Issuer of stock of Celebrity owned by OCI, representing 49% of the outstanding shares of Celebrity, pursuant to a stock purchase agreement dated July 2, 1997 by and among Archinav Holdings, Ltd., OCI, Celebrity and RCCL (the "Stock Purchase Agreement").





Item 4.   Purpose of Transaction

The Shares were acquired as partial payment for the sale of OCI's interest in Celebrity and are being held by the Reporting Persons for the purpose of investment.

For a period of 7 years, OCI, pursuant to the Stock Purchase Agreement and a letter agreement dated July 2, 1997 executed by the majority stockholders of RCCL (the "Letter Agreement"), will be entitled to nominate one representative to serve on RCCL's Board of Directors. OCI's right to nominate one representative to the Board of RCCL will terminate in the event that the Reporting Persons are the record owners of less than 75% of the shares of Common Stock it received in the transaction. Except for the agreement of certain stockholders to vote for OCI's nominee, as set forth in the Letter Agreement, there are no agreements among OCI and other stockholders of the Issuer that would require voting in tandem on important issues or would otherwise place effective control over the Issuer in the hands of one individual or a single investor group.

Except as disclosed in this Item 4, neither Reporting Person nor, to the best of either Reporting Person's knowledge, any person named in Schedule A hereto has plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of Securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person,
(h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above. However, the Reporting Persons, their affiliates or any person named on Schedule A hereto may, from time to time, purchase additional shares of RCCL Common Stock in the open market, by private purchase or otherwise and may, subject to restrictions on transfer under the Securities Act of 1933, as amended (the "Securities Act") and those described in
Item 6, dispose of some or all of the shares of Common Stock at any time or from time to time. In addition, the Reporting Persons' nominee as director may, in that capacity, act upon proposals involving one or more of the above listed matters if any such proposals are presented.


Item 5.   Interest in Securities of the Issuer

OCI, pursuant to the sale of its interest in Celebrity to Issuer, owns 3,649,655 shares of RCCL Common Stock, which is 5.1% of the outstanding Common Stock (without taking into account the 3,450,000 shares of Series A Convertible preferred stock of RCCL
that is also outstanding).   Pursuant to the Stock Purchase
Agreement, however, OCI cannot dispose of the Shares for a period of one year.

OSG beneficially owns 3,781,055 shares of RCCL Common Stock, including the 3,649,655 shares owned by OCI. OSG has the sole power to vote or to direct the disposition of the 131,400 shares it owned prior to the transaction with RCCL. By reason of OSG's relationship to OCI, OSG may also be deemed to have the sole power to vote and to direct the disposition of the Shares. OCI may be deemed to share with OSG the power to vote and to direct the disposition of the Shares.

No person named on Schedule A hereto beneficially owns any shares of RCCL Common Stock. No transactions in RCCL Common Stock have been effected in the past 60 days by any person named on Schedule
A hereto, or, except as stated in Item 3, by the Reporting
Persons.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

OCI received the Shares pursuant to the Stock Purchase Agreement, an essential condition to the closing of which was the expiration or termination of the waiting period required under the Hart-Scott-Rodino Act. That waiting period expired at midnight on July 25, 1997.

The Reporting Persons have certain rights to have the Shares registered under the Securities Act pursuant to a registration rights agreement among RCCL, A. Wilhelmsen AS, Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd., and OCI (the "Registration Rights Agreement"); however, under the Stock Purchase Agreement, OCI has agreed not to dispose of the Shares for a period of one year.

OCI, pursuant to the Stock Purchase Agreement and the Letter
Agreement, is entitled to name one person to the board of directors of RCCL. See Item 4.

Except as disclosed in this statement or the documents referred to herein, there are no contracts, arrangements, understandings or relationships (i) among either Reporting Person and any other person with respect to the securities of RCCL or (ii) to the best knowledge of the Reporting Persons, among the persons named on Schedule A hereto or between such persons and any other person with respect to any securities of RCCL.

Item 7.   Material to Be Filed as Exhibits

7.1  Stock Purchase Agreement, dated July 2, 1997

7.2  Registration Rights Agreement, dated July 30, 1997.

7.3  Letter Agreement, dated July 2, 1997.

7.4 Proxy Statement with respect to the Annual Meeting of Stockholders of OSG held on June 10, 1997 (filed via EDGAR on April 24, 1997, pursuant to Section 14(a), and incorporated herein by reference).

Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         Overseas Shipholding Group, Inc.


August 6, 1997           By:  /s/Robert N. Cowen
     Date                Name:  Robert N. Cowen
                         Title: Senior Vice President and
                                Secretary


                         Overseas Cruiseship, Inc.


                         By:  /s/Robert N. Cowen
                         Name:  Robert N. Cowen
                         Title: Senior Vice President and
                                Secretary

                            Schedule A

                 Overseas Shipholding Group, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Overseas Shipholding Group, Inc. ("OSG") and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Officer's business address is that of OSG. Each individual is a citizen of the United States except for Messrs. Raphael Recanati and Oudi Recanati who are citizens of Israel.

Name, Residence or Business
Address                       Present Principal Occupation

Raphael Recanati         Director (Chairman of Finance and
511 Fifth Avenue         Development Committee of the Board)
New York, NY  10017      President, Finmar Equities Co.,
                         shipping, finance and banking.

Morton P. Hyman          Director
                         President of OSG

Robert N. Cowen          Director
                         Senior Vice President and Secretary of
                         OSG

George C. Blake          Director
511 Fifth Avenue         Executive Vice-President, Maritime
New York, NY 10017       Overseas Corporation, ship agents and
                         brokers

Thomas H. Dean           Director
23 Mohawk Street         Consultant, Continental Grain Company,
Rye, NY  10580           integrated food company

Michel Fribourg          Director
277 Park Avenue          Director and Chairman Emeritus of the
New York, NY  10172      Board, Continental Grain Company

William L. Frost         Director
60 East 42nd Street,     Attorney and President, Lucius N.
Suite 2910               Littauer Foundation
New York, NY  10165

Ran Hettena              Director
511 Fifth Avenue         President, Maritime Overseas Corporation
New York, NY  10017

Stanley Komaroff         Director
Proskauer Rose LLP       Partner, law firm of Proskauer Rose LLP
1585 Broadway
New York, NY  10036

Solomon N. Merkin        Director
415 Madison Avenue,      Vice President, Leib Merkin, Inc.,
3rd Floor                private investment company
New York, NY  10017

Joel I. Picket           Director
201 East 42nd Street,    President and Chairman of the Board,
26th Floor               Gotham Organization, Inc., real estate,
New York, NY  10017      construction and development

Oudi Recanati            Director
Daniel Frisch No. 3      Joint Managing Director, IDB Holding
"The Tower"              Corporation Ltd., investment and finance
Tel Aviv 64731
Israel

Myles R. Itkin           Senior Vice President, Chief Financial
                         Officer and Treasurer of OSG

Alan Carus               Controller of OSG
                         Senior Vice President, Maritime Overseas
                         Corporation


                    Overseas Cruiseship, Inc.

The names of the Directors and the names and titles of the Executive Officers of Overseas Cruiseship, Inc. ("OCI") are set forth below. Information as to the principal occupations and addresses of the individuals listed are the same as they appear above.

Name, Residence or
Business Address              Title

Morton P. Hyman               President

Robert N. Cowen               Senor Vice President and Secretary

Myles R. Itkin                Senior Vice President and Treasurer

                         EXHIBIT INDEX


Exhibit Number           Description

     7.1            Stock Purchase Agreement,
                    dated July 2, 1997.

     7.2            Registration Rights Agreement,
                    dated July 30, 1997.

     7.3            Letter Agreement,
                    dated July 2, 1997.